Exhibit 99.1

NQ Mobile Inc. to Hold 2013 Annual General Meeting on December 23, 2013

BEIJING and DALLAS, November 29, 2013 /PRNewswire-Asia – NQ Mobile Inc. (NYSE: NQ) (“NQ” or the “Company”), a leading global provider of mobile Internet services focusing on security, privacy and productivity, today announced that it will hold its 2013 annual general meeting of shareholders at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on December 23, 2013 at 2:00 p.m. (local time). Holders of record of common shares of the Company at the close of business on November 22, 2013 are entitled to receive notice of, and to vote at, the annual general meeting or any adjournment or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The purpose of the annual general meeting is for the Company’s shareholders to consider, and if thought fit, approve, confirm and ratify, to the extent necessary, (1) the amendment to Article 6(d)(iii) of the Company’s Articles of Association and (2) amendment to Section 3.1(a) of the Company’s 2011 Share Incentive Plan, as previously approved by the Company’s directors.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.nq.com. The Company has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2012, with the U.S. Securities and Exchange Commission (the “SEC”). NQ’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.nq.com, or by email to investors@nq.com.

About NQ Mobile Inc.

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of September 30, 2013, NQ Mobile maintains a large, global user base of 427 million registered user accounts and 133 million monthly active user accounts through its consumer mobile security business, 98 million registered user accounts and 19 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Media Contacts:

Alex Fencl

MWW for NQ Mobile

afencl@mww.com

+1 214 414 3330

Kim Titus

NQ Mobile

kim.titus@nq.com

+1 972 841 0506

Investor Relations Contact:

NQ Mobile Inc.

investors@nq.com

+852 3975 2853

+1 469 310 5280

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